UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Signs Definitive Agreement for Minority Stake in Its Polysilicon Business
     We, LDK Solar Co., Ltd., and our wholly owned polysilicon-manufacturing subsidiaries entered into a definitive agreement with certain investors, or Investors, which comprise China Development Bank Capital Corporation Ltd., a wholly owned subsidiary of China Development Bank Corporation, Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation, and an investment fund affiliated with another major Chinese bank. Under the terms of the agreement, the Investors agreed to subscribe to an aggregate amount of $240 million of series A redeemable convertible preferred shares of LDK Silicon & Chemical Technology Co., Ltd., our wholly owned subsidiary incorporated in the Cayman Islands, which will, subject to the various PRC governmental approvals relating to foreign investments, hold and operate our polysilicon business. The preferred shares on an as-if-converted basis represent approximately 18.46% of the aggregate issued and outstanding share capital of our polysilicon subsidiary on a post-money basis. The preferred shares are convertible into the ordinary shares of the polysilicon subsidiary at the option of the holders at an initial conversion ratio of 1:1, subject to customary anti-dilution provisions and to an investment internal rate of return of 23% for the fiscal year 2010 and 2011 as calculated by targeted net profit during such fiscal years. We will be required to compensate the Investors with cash if we fail to achieve such net income targets, and the Investors will waive such compensation if the polysilicon subsidiary achieves a qualified IPO during 2011. The Investors have a redemption right against us and our polysilicon subsidiary within a two-year period of the consummation of the investment at a redemption price equal to 100% of the subscription price plus a 23% annual internal rate of return, if there occurs certain material events of breaches prior to the polysilicon subsidiary’s qualified IPO or the polysilicon subsidiary fails to consummate a qualified IPO within the two-year period. The definitive agreement also gives the Investors certain veto rights over specified matters, right to access to certain information relating to the polysilicon business, and certain registration rights. The investment is subject to certain closing conditions, including governmental and corporate approvals of each party.
     As a part of the restructuring of our polysilicon business for the above-mentioned investment, we have recently completed the repurchase of the 15% ownership stake in our 15,000-metric-ton polysilicon plant from Jiangxi International Trust and Investment Co., Ltd.
     Our press release issued on January 3, 2011 is attached hereto as Exhibit 99.1.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
	By:	/s/ Jack Lai
	Name:	Jack Lai
Date: January 3, 2011	Title:	Chief Financial Officer

EXHIBIT 99.1: PRESS RELEASE
LDK Solar Signs Definitive Agreement for Minority Stake in Its Polysilicon Business
XINYU CITY, China and SUNNYVALE, Calif., January 3, 2011 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline solar wafers, today announced that LDK Solar and its wholly owned polysilicon manufacturing subsidiaries entered into a definitive agreement with China Development Bank Capital Corporation Ltd., a wholly owned subsidiary of China Development Bank Corporation, Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation, and an investment fund affiliated with another major Chinese bank (together, the “Investors”). Under terms of the agreement, the Investors agreed to subscribe to an aggregate amount of $240 million of series A redeemable convertible preferred shares of LDK Silicon & Chemical Technology Co., Ltd., a wholly owned subsidiary of LDK Solar incorporated in the Cayman Islands, which will, subject to the various PRC governmental approvals relating to foreign investments, hold and operate LDK Solar’s polysilicon business. The preferred shares on an as-if-converted basis represent approximately 18.46% of the aggregate issued and outstanding share capital of the LDK Solar polysilicon subsidiary on a post-money basis. The preferred shares are convertible into the ordinary shares of the polysilicon subsidiary at the option of the holders at an initial conversion ratio of 1:1 basis, subject to customary anti-dilution provisions and to an investment internal rate of return of 23% for the fiscal year 2010 and 2011 as calculated by targeted net profit during such fiscal years. LDK Solar will be required to compensate the Investors with cash if it fails to achieve such net income targets; and the Investors will waive such compensation if the polysilicon subsidiary achieves a qualified IPO during 2011. The Investors have a redemption right against LDK Solar and its polysilicon subsidiary within a two-year period of the consummation of the investment at a redemption price equal to 100% of the subscription price plus a 23% annual internal rate of return, if there occurs certain material events of breaches prior to its qualified IPO or the polysilicon subsidiary fails to consummate a qualified IPO within the two-year period. The definitive agreement also gave the Investors certain veto rights over specified matters, right to access to certain information relating to the polysilicon business, and certain registration rights. The investment is subject to certain closing conditions, including governmental and corporate approvals of each party.
As a part of restructuring of the LDK Solar polysilicon business for the above-mentioned investment, LDK Solar has recently completed the repurchase of the 15% ownership stake in its 15,000-metric-ton polysilicon plant from Jiangxi International Trust and Investment Co., Ltd.
“We are very pleased with the continued support of our business from strong and reputable financial institutions,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Attracting this premier group of investors speaks to our success in growing our polysilicon business as we vertically expand our manufacturing capabilities and ramp polysilicon production. We remain optimistic about the continued growth in our polysilicon business.”
Mr. Zhang Xuguang, President of CDBC, said: “New energy revolution is a technology transformation marked by the wide applications of direct utilization of natural energy. A successful new energy company in the future must have the following characteristics: superiority in technology, economics of scale and the ability to lower costs. We believe LDK Solar is a company with such capabilities, and the $240 million investment in LDK Silicon led by CDBC will continue to strengthen LDK Solar’s leading position in the solar industry.”
Mr. Hu Zhanghong, CEO of CCB International, said: “The new energy sector has always represented a strong focus for CCB International, which has successfully completed numerous corporate finance, direct investment and financial advisory projects for companies in this sector over the years. Our investment in LDK Solar’s polysilicon business represents a very important investment decision. We believe our investment in this world leading solar company will procure its ongoing rapid development, which will in turn contribute generally to the development of the new energy sector and the environmental protection.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules, and engages in project development activities in selected segments of the PV market. Through its broad product offering of mono and multicrystalline solar wafers and modules, LDK Solar provides its customers with a full spectrum of solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
About CDB Investor
China Development Bank (“CDB”) is the largest and the most influential developmental financial institution in China. It is the only full service bank that provides the spectrum of investing, lending, bond issuing, leasing and brokerage nationwide. CDB is also the largest wholesale bank and the primary medium and long-term investment and financial services provider in China, with national economic development as one of its main business considerations. China Development Bank Capital Corporation Ltd. (“CDBC”) is a wholly-owned subsidiary of China Development Bank established in Aug 2009 with a registered capital of RMB35 billion, pursuant a special approval by the State Council. Currently CDBC is the only investment institution with a RMB investment license affiliated with Chinese banks and it maintains a unique and significant position within the CDB system.
About CCB Investors
Excel Rise Holdings Limited and Prosper East Limited are investment funds affiliated with CCB International Asset Management Limited and Shandong Peninsula Ocean Blue Economic Investment Company Limited. CCB International Asset Management Limited is a company incorporated in Hong Kong and wholly-owned by CCB International (Holdings) Limited. The entire issued share capital of CCB International (Holdings) Limited is beneficially owned by China Construction Bank Corporation. Shandong Peninsula Ocean Blue Economic Investment Company Limited is a company incorporated in the Cayman Islands as an exempted company and is jointly-owned by CCB International Assets Management Limited and Shandong Luxin High-Tech Industry Co., Ltd.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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